Filed by IntercontinentalExchange, Inc.
Pursuant to Rule 425 under the
Securities Act of 1933, as amended, and
deemed filed pursuant to Rule 14a-12 under the
Securities Exchange Act of 1934, as amended
Subject Company:
CBOT Holdings, Inc.
(Commission File No. 001-32650)

TRADER MONTHLY

........SEE IT, MAKE IT, SPEND IT......JUNE/JULY......2007.......



“WE HAVE A FAST-GROWING BUSINESS AND A STRONG FOOTHOLD IN THE OTC MARKETS. WE'RE QUITE CLEARLY A THREAT TO THE STATUS QUO.”

Not long ago, IntercontinentalExchange head Jeffrey Sprecher was building power plants in California. Now, less than a decade later, he bestrides the financial world like a colossus as his little tech-driven exchange threatens to upend the industry and change trading forever. "I don't think they're in the mood to give us any credit," he says of his old-guard rivals. "But the facts speak for themselves."

PHOTOGRAPH BY MATTHEW FURMAN

ICE CAPADES

THE ASK

Instigating upheaval, upending the status quo, enjoying exponential growth — where exactly is the ICE heading? Its iconoclastic leader, Jeffrey Sprecher, elaborates

BY LEAH McGRATH GOODMAN

DURING HIS PAST LIVES as a civil engineer, auto racer and utility-plant developer, Jeffrey Sprecher always did things his way. It never mattered to him whether he made anyone mad, because he was usually right.

His unapologetic approach to work — and to life in general — has enabled the 52-year-old chairman and chief executive of the Intercontinental Exchange to build, in just a few short years, what is among the world's fastest-growing electronic commodities markets, all while scaring the suspenders off his old-guard rivals.

Founded less than a decade ago, the technology-driven Atlanta-based exchange has watched its market capitalization grow from $1 billion just prior to its 2005 IPO to nearly $11 billion today. This surge has occurred primarily on the strength of ICE's ever-expanding commodities business, Sprecher's self-styled brand of technological know-how and, of course, his unabashed opportunism. He's a killer when it comes to grasping details and nuance, and no one in the business can match him for strategic macro maneuvering. His famous energy and intellect typically allow him to run circles around his contemporaries.

In March, when the ICE unceremoniously barged into the middle of the Chicago Mercantile Exchange/Chicago Board of Trade merger, few gave Sprecher any chance in his bid to upend what seemed like a done deal — yet everyone in the industry sat up and took

HIGH/LOW

notice regardless. In May, the CME countered the ICE's move by raising its offer.

Exactly how this still-simmering David-and-Goliath skirmish will play out is anyone's guess. The CME has more cash to spend on the CBOT than the ICE does, but the Justice Department has yet to weigh in on the antitrust issues that could scupper the CME/CBOT marriage altogether.

Meanwhile, earlier this year, Sprecher and his ICE cohorts wrapped up a merger with the New York Board of Trade, which was scooped up right under the nose of the New York Mercantile Exchange, the NYBOT's landlord and housemate — and the ICE's archrival. This power-slap in the face came as the ICE gorged on the NYMEX's signature crude-oil trading business.

All this activity contributed to a 180 percent leap in ICE's first-quarter 2007 earnings. The exchange has now cemented its place in the global energy market, with average daily volumes of 1.2 million. While that's still about 25 percent less than at the NYMEX, ICE volume is growing at a faster clip, and the upstart exchange could very well seize the mantle of the world's top energy market.

Says one former exchange chairman: "Anyone not keeping a close eye on Sprecher is one cooked goose." *Trader Monthly* trained its eyes on him this spring as he shared his thoughts about his role at the center of one of the most tumultuous periods in trading history.

> "WHEN YOU LOOK AT THE FACTS, NOT THE RHETORIC, IT'S CLEAR: ICE THREATENS THE STATUS QUO."

Not much more than a decade ago, you were building power plants in California. Now you're at the helm of one of the world's biggest commodities exchanges. How exactly did that happen?

I was a commodity-market participant who wasn't being served by the traditional exchanges. To make my power plants financially viable, I needed to buy and sell natural gas and power at market-based prices. But those markets traded only over the counter and weren't transparent. I wanted to be on even footing with the big power producers, so I found a small Atlanta technology company that had about 40 electric-utility companies on a hard-line network. My technology team quickly changed that architecture to the Internet, which immediately gave us global distribution. Basically, I built the business based on a belief in the strength of free markets and the power of technology.

You've already acquired three exchanges: one partly owned by Warren Buffett, which you turned into ICE; London's International Petroleum Exchange; and, most recently, the NYBOT. Now you're going after the CBOT. Where does all this end? What's your long-term game plan?

We're heading into areas where we can exploit our strengths — technology, distribution, product innovation and clearing — across the global derivatives markets. We've focused on seeking out opportunities the traditional exchanges don't necessarily see but that the market users are signaling.

We've also tried to stay a few moves ahead of what conventional wisdom might dictate. The CBOT has yet to tap the OTC markets in agricultural products or fixed-income, and that's a significant area of expertise in trading technology and market structure to which we can contribute.

Your surprise bid of nearly $10 billion for the CBOT, which had already planned to merge with the CME, shocked Wall Street. What prompted such an ambush?

CBOT is a business we've looked at for quite a while, but the right pieces needed to be in place. That all happened in the first quarter of this year. The opportunity to submit our proposal to the CBOT's board came about as the CME's transaction seemed to slow down and ICE's integration with the NYBOT sped up, which gave our board confidence. In addition, we sensed that we could certainly attract meaningful support from a trading community dissatisfied with the idea of consolidating U.S. interest-rate futures in one exchange.

You more or less bought out NYBOT from under the NYMEX's nose. No one can say that wasn't fair. With the CBOT attempt, though, you're seen as having shoehorned yourself into a done deal. What was the reasoning behind that?

The synergies were there, over $240 million worth. The strategic fit was clear and the timing was right. Once we were sure it made sense for our shareholders, the decision was straightforward. While we have a great deal of respect for the CME, we felt we had to remain opportunistic. It's not as if we were looking at this as entering a bidding war; you'd be crazy to do that with the CME.

What were the risks involved with this bold move — couldn't it have blown up in your face? How exactly did you quantify those risks?

We felt the downside was minimal, relative to the tremendous upside. There will be banking fees to pay, but should we not come out the other side in a merger with the CBOT, we're demonstrating to our shareholders that we remain aggressive.

Is there anything to the rumor that Wall Street banks put you up to the CBOT offer?

No — that's a really misguided idea. We answer to our shareholders, which are largely institutional investors targeting growth. There's no Chicago/New York/Atlanta conspiracy. New York banks are customers and shareholders of all exchanges, as are the Chicago, European and Asian banks. I'm sure there are New York banks that support the CME/CBOT merger. But we hope that the totality of the futures industry will ultimately back our bid.

Exchange-traded derivatives and OTC markets are the hottest in the world right now. Is there a face-off developing between New York and Chicago in the race to dominate them?

No, that's another myth perpetuated to generate fear about our proposed transaction. That argument was over a decade ago. The OTC markets are global in nature, so it doesn't matter where you're located. In fact, with electronic exchanges, you can even be in Atlanta.

The CME once singled out your company as a clear example of how an upstart exchange can compete against the entrenched players. Now that you're competing with them for the CBOT, have they neglected to reiterate that?
I don't think they're in the mood to give us any credit. But the facts speak for themselves: We have a better currency, a faster-growing business, a powerful technology platform built for a fraction of the cost and a strong foothold in the OTC markets. I think when you get beyond the rhetoric and look at the facts, we're clearly a threat to their status quo.

Is there any sign yet whether the Justice Department is likely to sign off on a CME/CBOT deal?
I have no idea. You'll have to talk to the Department of Justice. We're involved in the process only because the CME got us involved by making reference to our competitive successes in their filings. ICE has been responding to various subpoenas and testimony requests.

You once visited every exchange in North America trying, in vain, to get one of them interested in expanding into electronic trading and OTC clearing. Why their sudden change of heart?
They've witnessed ICE's success.

What are you able to do that other exchanges can't?
We've applied for patents that deal with the way ICE trades OTC derivatives. Electronic execution requires specialized technology, which we have largely developed and patented ourselves.

Do you see a battlefront developing among the exchanges for patents?
You can already see intellectual-property battles playing out in our space. Over time, that's why speed to market with technology is a leg in any strategy.



COOL HAND JEFF: ICE chairman Jeffrey Sprecher is blazing a trail toward exchange consolidation.

PHOTOGRAPH BY MATTHEW FURMAN

ICE has been one of the best-performing exchange stocks. But you're still trading at a discount to other players in the space. How do you account for that?
We had the best-performing exchange stock in 2006, so we can't complain. We believe in markets, and in the long run, they're efficient. Short-term, we don't focus on stock price at the expense of focusing on strategy.

Your electronic-trading platform now handles several trillion dollars a year in transactions. Roughly how many companies and traders are plugged into it?
In terms of the number of users, that's hard to quantify. Behind one login, there could be 100 traders — so the total number is thousands and thousands. We've been the fastest-growing derivatives marketplace for a couple of years, and 2007 has started with an industry-high growth rate and a record first quarter in terms of volume.

What do you think the exchange landscape will look like over the next decade?
What is clear is that the space may not roll up the way people thought it would at the end of 2006. I think that the derivatives market, in particular, is still very young. I don't believe that we're even close to an endgame — so many innovations are still to come.

What do you say to NYBOT floor traders who worry that the exchange will be closed in favor of screens?
The NYBOT floor brings in about half of its volume, so customers rely on it. But the NYBOT board governs floor decisions. I don't have a mandate to make that call. ■

Reprinted with permission from Trader Monthly, June/July 2007.
© DOUBLEDOWN MEDIA. All Rights Reserved.

ICE TRADE THE WORLD™

Forward-Looking Statements:

Certain statements in this article may contain forward-looking information regarding IntercontinentalExchange, Inc., CBOT Holdings, Inc., and the combined company after the completion of the possible merger that are intended to be covered by the safe harbor for "forward-looking statements" provided by the Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, statements about the benefits of the merger transaction involving ICE and CBOT, including future strategic and financial benefits, the plans, objectives, expectations and intentions of ICE following the completion of the merger, and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of ICE's management and are subject to significant risks and uncertainties. Actual results may differ materially from those set forth in the forward-looking statements.

The following factors, among others, could cause actual results to differ materially from those expressed or implied in such forward-looking statements regarding the success of the proposed transaction: the failure of CBOT to accept ICE's proposal and enter into definitive agreements to effect the transaction, the risk that the revenue opportunities, cost savings and other anticipated synergies from the merger may not be fully realized or may take longer to realize than expected; superior offers by third parties; the requisite approvals provided for under the Agreement dated May 30, 2007, as amended on June 11, 2007, by and between ICE and the Chicago Board Options Exchange ("CBOE"), and the performance of the obligations under such Agreement; the ability to obtain governmental approvals and rulings on or regarding the transaction on the proposed terms and schedule; the failure of ICE or CBOT stockholders to approve the merger; the risk that the businesses will not be integrated successfully; disruption from the merger making it difficult to maintain relationships with customers, employees or suppliers; competition and its effect on pricing, spending and third-party relationships and revenues; social and political conditions such as war, political unrest or terrorism; general economic conditions and normal business uncertainty. Additional risks and factors are identified in ICE's filings with the Securities and Exchange Commission (the "SEC"), including ICE's Annual Report on Form 10-K for the year ended December 31, 2006, as filed with the SEC on February 26, 2007 and ICE's Quarterly Report on Form 10-Q for the quarter ended March 31, 2007, as filed with the SEC on May 4, 2007.

You should not place undue reliance on forward-looking statements, which speak only as of the date of this article. Except for any obligations to disclosure material information under the Federal securities laws, ICE undertakes no obligation to publicly update any forward-looking statements to reflect events or circumstances after the date of this article.

Important Information About the Proposed Transaction and Where to Find It:

This material relates to a business combination transaction with CBOT proposed by ICE, which may become the subject of a registration statement filed with the SEC. This material is not a substitute for the joint proxy statement/prospectus that CBOT and ICE would file with the SEC if any agreement is reached or any other documents which ICE may send to stockholders in connection with the proposed transaction. INVESTORS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. ICE has filed a preliminary proxy statement in connection with the special meeting of CBOT stockholders scheduled for July 9, 2007, at which the CBOT stockholders will consider the CBOT merger agreement with CME and other related matters. CBOT stockholders are strongly advised to read this proxy statement and other related documents when they become available, as they will contain important information. Investors will be able to obtain a free copy of the proxy statement with respect to the special meeting and the proxy statement/prospectus, if and when such documents become available, and related documents filed by ICE or CBOT without charge, at the SEC's website (http://www.sec.gov). Copies of the definitive proxy statement with respect to the special meeting and the final proxy statement/prospectus, if and when such documents become available, may be obtained, without charge, from ICE by directing a request to ICE at 2100 RiverEdge Parkway, Suite 500, Atlanta, Georgia, 30328, Attention: Investor Relations; or by emailing a request to ir@theice.com.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy the securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Participants in the Solicitation:

In addition to ICE, the following officers and employees of ICE will also be participants in the foregoing proxy solicitations: Jeffrey C. Sprecher (Chairman and Chief Executive Officer), David S. Goone (Senior Vice President, Chief Strategic Officer), Johnathan H. Short (Senior Vice President, General Counsel and Corporate Secretary), Kelly L. Loeffler (Vice President, Investor Relations and Corporate Communications) and Andrew J. Surdykowski (Vice President and Assistant General Counsel).

You can find information about ICE and ICE's directors and executive officers in ICE's Annual Report on Form 10-K, filed with the SEC on February 26, 2007 and in ICE's proxy statement for its 2007 annual meeting of stockholders, filed with the SEC on March 30, 2007. Other than 1,000 shares of CBOT Class A Common Stock owned by ICE, neither ICE nor any of the other participants in either of these proxy solicitations has any interest, direct or indirect, by securities holdings or otherwise, in CBOT Holdings, Inc. or Chicago Mercantile Exchange Holdings Inc. None of the participants will receive any special compensation in connection with either of these proxy solicitations.

This article was authored by Leah McGrath Goodman, and originally published in the June/July issue of Trader Monthly. This reprint was commissioned by Sard Verbinnen & Co, on behalf of IntercontinentalExchange, Inc. (ICE). The author has not consented to the use of this previously published material as proxy solicitation material.